SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               EASTERN ENTERPRISES


Massachusetts                       1-2297                     04-1270730
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(State of incorporation    (Commission File Number)           (IRS Employer
or organization)                                           Identification No.)




            9 Riverside Road, Weston, Massachusetts                 02493
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            (Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                   COMMON STOCK PURCHASE RIGHTS - SERIES 2000
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                               (Title of Class)


                             NEW YORK STOCK EXCHANGE
                              BOSTON STOCK EXCHANGE
                               PACIFIC EXCHANGE
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         Name of each exchange on which each class is to be registered



Securities to be registered pursuant to Section 12 (g) of the Act:




                                      NONE
                                (Title of Class)

Item 1.  Description of Securities to be Registered.

         On July 22, 1998, the Board of Trustees (the "Board") of Eastern Enterprises (the "Trust") declared a dividend of one purchase right (a "Right") for every outstanding share of the Trust's common stock, $1.00 par value per share (the "Common Stock"). The Rights will be distributed at the close of business upon the earlier to occur of (i) the date of redemption by the Trust of the Trust's outstanding Rights issued pursuant to the Common Stock Rights
Agreement dated as of February 22, 1990, as amended (the "1990 Rights Agreement"), and (ii) February 18, 2000, to shareholders of record as of the close of business on such date (the "Dividend Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of July 22, 1998 (the "Rights Agreement") between the Trust and BankBoston, N.A. (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the "Distribution Date" (as defined below).

         Each Right entitles the holder to purchase from the Trust one share of Common Stock at a price of $160 per share, subject to adjustment. The Rights will expire on July 22, 2008 (the "Expiration Date"), or upon the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

         No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights),
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Trust's Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Trust's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the date which is after the Dividend Record Date and the earlier of (i) the tenth business day following the later of the date of a public announcement that a person, including affiliates and associates of such person (an "Acquiring Person"), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Trust has actual knowledge that an Acquiring Person became such (later being, the "Stock Acquisition Date") or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person together with its affiliates and associates owning 10% or more of the Trust's outstanding Common Stock. In any event, the Board of Trustees may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the

Rights ("Rights Certificates") will be mailed to holders of record of the Trust's Common Stock as of the close of business on the Distribution Date and thereafter such separate Rights Certificates alone will evidence the Rights.

         If, at any time after the Dividend Record Date, any person or group of affiliated or associated persons (other than the Trust and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Trust's Common Stock (or, in certain circumstances, cash, property or other securities of the Trust) having a market value of two times the exercise price of the Right. Also, in the event that at any time after the Stock Acquisition Date the Trust was acquired in a merger or other business combination, or more than 25% of its assets or earning power was sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring entity with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

         The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Rights (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than (i) the Trust, (ii) any subsidiary of the Trust, (iii) any employee benefit plan of the Trust or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

         The exercise price of the Rights, and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Trust and certain other distributions) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustments in the exercise price of the Rights will be required until cumulative adjustments equal at least 1% in such price.

         At any time prior to the earlier of (i) the Distribution Date or (ii) the close of business on the Expiration Date, the Trust, by a majority vote of the Board then in office, may redeem the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Trust, including, without limitation, the right to vote or to receive dividends.

         Neither the distribution of the Rights nor the subsequent separation of the Rights on the Distribution Date will be a taxable event for the Trust or its shareholders. Holders of Rights may, depending upon the circumstances, recognize taxable income upon the occurrence of certain Rights triggering events including a tender offer for 10% or more of the Common Stock or a person or group attaining beneficial ownership of 10% or more of the Common Stock. In addition, holders of Rights may have taxable income as a result of (i) an exchange by the Trust of shares of Common Stock for Rights as described above or (ii) certain anti-dilution adjustments made to the terms of the Rights after the Distribution Date. A redemption of the Rights would be a taxable event to holders.

         The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates, or associates or their transferees).

         As of July 22, 1998, there were 20,442,907 shares of Common Stock issued and outstanding (which figure excludes 10,511 shares held in the Treasury of the Trust), 2,169,383 shares of Common Stock reserved for issuance under the Trust's stock plans and 20,442,907 Rights issued pursuant to the 1990 Rights Agreement issued and outstanding. As long as the Rights are attached to the Common Stock, the Trust will issue one Right with each newly issued share of Common Stock after the Dividend Record Date which may be issued pursuant to employee benefit plans, and may issue one Right with each newly issued share of Common Stock otherwise issued by the Trust after the Dividend Record Date, so that all shares of Common Stock outstanding on the Distribution Date will have attached Rights. The Trust has reserved 24,000,000 shares of Common Stock for issuance upon exercise of the Rights issued under the 1990 Rights Agreement which shall be subject and subordinate to any other reservation of shares by the Trust from time to time heretofore or hereafter reserved for any lawful purpose.

         The Rights may be deemed to have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempt to acquire the Trust on terms not approved by a majority of the members of the Board of Trustees then in office, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with a merger or other business combination approved by a majority of the members of the Board of Trustees then in office since such Trustees may redeem the Rights as described above.

         The form of Rights Agreement, dated as of July 22, 1998, between the Trust and BankBoston, N.A., specifying the terms of the Rights (including as exhibits thereto the form of Rights Certificate and the Summary of Rights) is included hereto as an exhibit and is hereby incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and therefore is qualified in its entirety by reference to such exhibit.

         Reference is hereby made to the declaration of trust establishing the Trust dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of State of The Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under such declaration as trustees and not personally. No trustee, shareholder, officer or agent of the Trust shall be held to any personal liability in connection with the affairs of the Trust and only the trust estate may be liable.

Item 2.  Exhibits.

         The exhibits which are filed with this report are set forth in the Exhibits Index which appears at page 8 of this report.

                                    SIGNATURE



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                            EASTERN ENTERPRISES





         Date:    July 28, 1998             By:  /s/ L. William Law, Jr.
                                                ------------------------
                                          Name:      L. William Law, Jr.
                                         Title:      Senior Vice President,
                                                     General Counsel and
                                                     Secretary

                                 EXHIBIT INDEX




                  The following designated exhibits are filed herewith:



                                            Exhibit

                           1. Rights Agreement ("Rights Agreement") dated as of July 22, 1998 between the Trust and BankBoston, N.A. (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K dated July 22, 1998 (File No. 1-2297)).

                           2. Form of Common Stock Purchase Rights Certificate (attached as Exhibit A to the Rights Agreement) (Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K dated July 22, 1998 (File No. 1-2297)).
                                    Pursuant  to the Rights  Agreement,  printed
                                    Common Stock Purchase Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

                           3. Summary of Common Stock Purchase Rights (attached as Exhibit B to the Rights Agreement) (Incorporated by reference to
                                    Exhibit 99.4 to Current Report on Form 8-K dated July 22, 1998 (File No. 1-2297)).